November 16, 2007

Via EDGAR Correspondence
and Federal Express

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Andover Medical, Inc.
Registration Statement on Form SB-2 (the “Registration Statement”)
Filed on November 1, 2007
File No. 333-142387

Dear Mr. Mancuso:

In connection with the above-referenced matter, Andover Medical, Inc. (the “Company”, “we”, the “Registrant”) on November 16, 2007, filed Amendment No. 6 to the Company’s Registration Statement, along with a copy marked to show changes from Amendment No. 5 to the Registration Statement, which we filed on November 1, 2007. This letter is in response to your letter to Mr. Edwin A. Reilly, dated November 13, 2007. We will address your comments in the order in which they appear in your letter.

1. Please revise to disclose whether you are in compliance with the required covenant of Adjusted EBITDA divided by total debt service greater than 1.2 to 1.

The discussion in our MD&A on pages 22 and 23 is revised as follows:

We also use Adjusted EBITDA primarily as a liquidity measure. Under the Company’s credit agreement the company must remain in compliance with a debt service covenant. This covenant provides that beginning with the period ended September 30, 2007, the Company’s Adjusted EBITDA divided by its total debt service must be greater than or equal to 1.2 to 1. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is used to determine our ability to access acquisition indebtedness available under the credit agreement as well as additional borrowings under our Credit Agreement. Since the Company has borrowed $1.6 million under this credit agreement, this facility is a material part of the Company’s financial condition. To the extent the Company is not in compliance with this covenant it must receive a waiver from the lender. To the extent the Company is unable to secure a waiver, it ~~will~~ would be in default with the Credit Agreement which could result in the lenders requiring us to immediately repay all amounts borrowed. It is also a component of certain material covenants contained within and defined by our credit agreement. These covenants are material terms of the credit agreement, which in turn since non-compliance with these financial covenants under our credit facility—our debt services coverage—could result in the lenders requiring us to immediately repay all amounts borrowed. In addition, if we cannot satisfy these financial covenants in the indenture governing the credit agreement, we cannot engage in certain activities, such as incurring additional indebtedness, acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity. As of September 30, 2007, the Company’s Adjusted EBITDA divided by total debt service was not in compliance with this covenant, however the Company received a waiver from the lender through December 31, 2007.

2. Please update the Financial statements as required by Item 310 of Regulation S-B.

Our Financial Statements for the period ended September 30, 2007 have been added to Amendment No. 6, together with Notes to the Financial Statements on pages F-2 through F-21 and Management’s Discussion and Analysis on pages 20 through 27, for the period ended September 30, 2007.

3. Please revise to clarify that the adjustments to amounts originally recorded for third party billing arrangements have not historically been material as indicated in your response to prior comment 4. In addition, disclose how you undertake the systematic process to ensure that sales are recorded at net realizable value as indicated in your response.

The discussion of our revenue recognition policy on pages 20 and F-6 is adjusted as follows:

Revenue Recognition

Revenues are recognized on an accrual basis at the time services and related products are provided to patients and collections are reasonably assured, and are recorded at amounts estimated to be received under healthcare contracts with third-party payers, including private insurers, prepaid health plans, and Medicare. Insurance benefits are assigned to the Company by patients receiving medical treatment and related products and, accordingly, the Company bills on behalf of its patients/customers. Under these contracts, we provide healthcare services, medical equipment and supplies to patients pursuant to a physician’s prescription. The insurance company reimburses the Company for these services and products at agreed upon rates. The balance remaining for product or service costs becomes the responsibility of the patient. A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. This process involves reviewing the existing healthcare provider contracts and reimbursement amounts for products and services (by Health Care Provider Code, or “HCPC” code), reviewing historic services provided and revenues generated by the Company from existing contracts and reviewing billing amounts for services and products. The resulting data is used to determine the average contractual adjustment for the Company which is reviewed each month for potential adjustments. There have been no material adjustments to the Company’s estimates to date. The Company has established an allowance to account for contractual sales adjustments that result from differences between the amount remitted for reimbursement and the expected realizable amount for all payor contracts. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

4. We note that you restated your June 30, 2007 interim period to revise the value of goodwill and intangible assets and change the useful life of these assets. You have also revised your accounting for health care contracts. Please revise to clearly label your financial statements “restated” and provide disclosures required by SFAS 154. Your disclosure should discuss the specific changes and restatement adjustments along with any significant assumptions and inputs that were used to arrive at the restated amounts. Also, you should clearly address reasons for changes in the useful life assigned the acquired assets. The basis for the 18 year life for health insurance contracts should be clearly disclosed.

Please see the updated disclosure in Note 4 below and in pages F-15 and F-16.

5. Please revise to provide the disclosure of how you valued the health insurance contracts similar to your response to our prior comment number 8.

In consideration of our response to the Staff’s prior comment number 8, the disclosure in Note 4 on pages F-15 and F-16 is revised as follows:

NOTE 4 GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are other indications of impairment. Any impairment would be measured based upon the fair value of the related asset based on the provisions of SFAS No. 142. Because the Company has one reporting segment, under SFAS No. 142, the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares its market value to its net book value to determine if an impairment exists. There were no impairment losses related to goodwill in any of the fiscal periods presented. If AMI determines through the impairment review process that goodwill has been impaired, AMI would record the impairment charge in its consolidated statement of income.

The amount of goodwill as of ~~June~~ September 30, 2007, includes $~~2,611,203~~ 2,709,971 from the RSI acquisition and $~~1,112,070~~ 1,075,768 goodwill related to the OMI acquisition. Goodwill arising from both acquisitions reflects purchase price factors such as their unique position in their market and their geographic position in the Company’s development of a nationwide DME distribution network. The goodwill reported for these acquisitions reflect AMI’s preliminary purchase price allocation and is subject to change.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. AMI assesses the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors AMI considers important in conducting an impairment review include the following:

• a significant underperformance relative to expected historical or projected future operating results;

• a significant change in the manner of AMI’s use of the acquired asset or the strategy for AMI’s overall business;

• a significant negative industry or economic trend; and

• AMI’s market capitalization relative to net book value.

If AMI determines that an impairment review is required, AMI would review the expected future undiscounted cash flows to be generated by the assets. If AMI determines that the carrying value of intangible assets may not be recoverable, AMI would measure any impairment based on a projected discounted cash flow method using a discount rate determined by AMI to be commensurate with the risk inherent in AMI’s current business model. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

The components of acquired identifiable intangible assets as of ~~June~~ September 30, 2007 are as follows:

Health insurance contracts,	1,500,203
Non-competition agreements, net of accumulated amortization of ~~115,123~~ 147,016	~~493,532~~ 461,639
~~1,993,735~~ 1,961,842

The components of acquired identifiable intangible assets include: non-competition agreements which are amortized on a straight-line basis over the related estimated lives of the agreements (two to ten years), and health care contracts for third party medical billing (eighteen years). These contractual intangibles have been valued under the income method ~~that considers~~ which is based upon the present value of future estimated cash flows attributable to the identified assets. Cash flows arising from the health insurance contracts are identified through the Company’s review of billings directly attributable to the contracts, reduced by direct materials, labor and overhead. The Company’s growth rate for estimated future cash flows is ~~future revenue growth of the Company at~~ 2.5%, consistent with expectations for the Durable Medical Equipment (DME) sector of the health care industry. ~~and a~~ The discount rate used in the calculation of 6.27% ~~which~~ was based upon a calculation of the Company’s cost of equity. The Company originally considered the healthcare contracts to have indefinite lives and calculated their value on that basis. Due to the limited operating history with its recently acquired subsidiaries, the Company then considered additional factors, including; the Company’s subsidiaries’ history in maintaining healthcare provider contracts from 12 to 25 years, industry disclosures of useful lives for similar classes of assets from 15 to 20 years,  Medicare’s inability to pay claims by 2030, political changes impacting health care reimbursement system within the next 5 years and regulatory changes impacting the claims processing and reimbursement system occuring within 10 years. Based upon these factors, the Company determined the useful life for these contracts at 18 years. The determination of an 18 year useful life reduced the value previously calculated for the healthcare contracts. The most significant factor in Company’s adjusting the amortizable life and related value of its healthcare contracts was its analysis of subsidiaries earnings related to these contracts. The Company continues to review ~~is in the process of reviewing~~ the valuation of its intangible assets and anticipates finalization by year end 2007.

If the Staff of the SEC desires any additional information, please do not hesitate to contact the undersigned at (978) 557-1001.

Very truly yours,

/s/ James A. Shanahan
James A. Shanahan
Chief Financial Officer

cc: Edwin A. Reilly